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                                                                      Exhibit 12

                             RSL Communications Ltd
                       Ratio of Earnings to Fixed Charges
                       (unaudited in thousands of dollars)

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


                                 1995         1996        1997         1998        1999        Mar-00      Mar-99
                                 ----         ----        ----         ----        ----        ------      ------
Net Loss...................        (9,402)    (38,240)    (100,199)   (219,224)    (358,227)    (85,243)     (56,964)
Add:   Income Taxes........             0         395          401       1,334        3,341         169            0
       Loss in Equity
         Interest of
         Unconsolidated
         Subsidiaries......             0           0            0       3,276        4,718       1,927          224
       Extraordinary Item..             0           0            0      20,800
       Minority Interest...             0         180         (210)     (6,079)      11,365      (3,332)      (1,431)
                              ------------ ----------- ------------ ----------- ------------ ----------- ------------
Adjusted Net Loss..........        (9,402)    (37,665)    (100,008)   (199,893)    (338,803)    (86,479)     (58,171)
Total fixed charges,
   primarily interest......           194      11,359       41,417      75,704      135,410      39,233       29,682
                              ------------ ----------- ------------ ----------- ------------ ----------- ------------
Ratio of Earnings to Fixed            N/A         N/A          N/A         N/A          N/A         N/A          N/A
   Charges and Preferred
   Dividends...............

Deficiency.................        (9,402)    (37,665)    (100,008)   (199,893)    (338,803)    (86,479)     (58,171)
                              ------------ ----------- ------------ ----------- ------------ ----------- ------------
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